October 14, 2014

VIA EDGAR

Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Bank Bradesco
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed on April 30, 2014
File No. 001-15250

Dear Mr. Rodriguez:

On April 30, 2014, Bank Bradesco, referred to herein as the “Company”, filed with the Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended December 31, 2013, referred to herein as the “annual report.”  The Company received a letter dated September 30, 2014 with comments from the Staff of the Securities and Exchange Commission on the annual report.

The following is the Company’s response to the Staff’s comments contained in its letter dated September 30, 2014.  For convenience, the numbered responses set forth below correspond to the numbered comments in that letter.  Capitalized terms used but not defined herein are used as defined in the annual report.

Item 5. Operating and Financial Review and Prospects

1.   Please discuss, analyze and quantify the reasons for the changes in the income and social taxes paid or allocated to your banking, insurance, pension plans and capitalization bonds and other operating segments.  Please refer to Item 5 of Form 20-F.

As disclosed in our annual report, we prepare segment information to enable our Management to assess performance and make decisions on allocating funds for investments and other purposes. Income and social contribution taxes, as required by current Brazilian regulations, are calculated for each legal entity and reported on a consolidated basis. Accordingly, there is no direct relationship with the presentation by segment. Management’s decisions for tax purposes, are based on an analysis by legal entity and on a consolidated basis; accordingly, management considered the consolidated data, which was discussed and analyzed, as the relevant disclosure for their decision-making.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

October 14, 2014

In future filings the Company will disclose the reason, as discussed in the paragraph above, for not analyzing and discussing the changes in the income and social contribution taxes by segment.

Net impairment losses on loans and advances to customers, page 130

2.   We note that banking regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation. Please revise to clarify that the provisions and the allowance for loan losses recorded under Brazilian GAAP are representative of the provisions and allowance for loan losses recorded under IFRS indicating whether there are any differences.

Accounting practices adopted in Brazil (Brazilian GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank determines the minimum required provision constitution established by CMN Resolution no 2,682/99. In accordance with Brazilian GAAP, we record an additional provision beyond the minimum required provision requested by the CMN Resolution no 2,682/99, based on internal risk measurement criteria.

We confirm that the table under the heading “Net impairment losses on loans and advances to customers” on page 130 of the annual report quantifies the differences between impairment losses under Brazilian GAAP and IFRS under the line item “Accounting Practices Difference.”

In response to the Staff's comment, in future filings we will (i) clarify that the amount of net impairment losses on loans and advances for the banking segment under Brazilian GAAP is representative of the amount of net impairment losses on a consolidated basis under Brazilian GAAP, (ii) clarify that this amount is also representative of the amount of net impairment losses on a consolidated basis under IFRS, except for the accounting practices differences, and (iii) briefly explain the main reasons for differences between Brazilian GAAP and IFRS in this respect, together with a cross-reference to Item 4.B of the annual report and to Note 3 of the consolidated financial statements.

Financial Statements

Notes to the Financial Statements

Significant accounting practices (a)(i), page F-13

3.   You disclose that you use the purchase method of accounting for acquisitions that meet the definition of a business.  The acquisition method of accounting is required under IFRS 3.  Please revise your disclosure or tell us why you believe your disclosure is in compliance with IFRS 3.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

October 14, 2014

As disclosed in our accounting practices, our acquisitions are accounted for in conformity with IFRS 3 – Business Combinations.

In respect of the information disclosed in item 2 – Significant accounting practices (a) (i), page F-13, of our financial statements, in future fillings we will adjust the text to read as follows: “For acquisitions meeting the definition of a business, the acquisition method of accounting is used.”

* * * *

In accordance with your request, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter and we hope that the responses adequately address the Staff’s comments. Please contact us if you have any comments or questions regarding the Company’s responses to the Staff’s comments and the annual report.

Sincerely,
/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

Enclosures

cc:        Mr. Cláudio Sertório

            KPMG Auditores Independentes

            Mr. Anand Saha

            Clifford Chance US LLP